UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 6)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SFN GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-3536544
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2050 Spectrum Boulevard Fort Lauderdale, Florida	33309
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:    (if applicable)

Securities to be registered pursuant to Section 12(g) of the act:

(Title of Class)

(Title of Class)

The undersigned Registrant hereby amends the following Items, Exhibits or other portions of its Registration Statement on Form 8-A dated January 23, 1998 and the amendments thereto previously filed with the Securities and Exchange Commission.

Item 1.	Description of Registrant’s Securities to be Registered.

On February 17, 1994, the Board of Directors of SFN Group, Inc., formerly Spherion Corporation and Interim Services, Inc.(the “Company”), declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock, $.01 par value (the “Common Stock”), of the Company. The dividend was payable to the stockholders of record at the close of business on April 1, 1994 (the “Record Date”). In addition, the Company authorized the issuance of one Right with respect to each share of Common Stock that became outstanding after the Record Date. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as “Participating Preferred Stock,” $.01 par value (the “Preferred Stock”), at a set price per one one-hundredth of a share (the “Purchase Price”), subject to adjustment as described herein.

The initial description and terms of the Rights were set forth in a Rights Agreement dated March 17, 1994 between the Company and Boatmen’s Trust Company (“Boatmen’s”), as rights agent. On June 26, 1996, the Company, Boatmen’s and ChaseMellon Shareholder Services, L.L.C. (“Chase”) entered into Amendment No. 1 to the Rights Agreement whereby the Company removed Boatmen’s as Right Agent and appointed Chase as successor rights agent. On February 25, 1997, the Company and Chase entered into Amendment No. 2 to the Rights Agreement whereby certain additional provisions of the Rights Agreement were amended. On January 20, 1998, the Company and Chase entered into Amendment No. 3 to the Rights Agreement whereby the Purchase Price was increased from $98.00 to $150.00 per one one-hundredth of a share of Preferred Stock. On November 21, 2000, the Company, Chase and The Bank of New York Mellon (“BONY”) entered into Amendment No. 4 to the Rights Agreement whereby the Company removed Chase as rights agent and appointed BONY as rights agent. On March 23, 2001, the Company and BONY entered into Amendment No. 5 to the Rights Agreement to reflect the change in the Company’s name from Interim Services Inc. to Spherion Corporation. On December 1, 2003, the Company and BONY entered into Amendment No. 6 to the Rights Agreement which among other things (i) extended the term of the Rights Agreement from April 1, 2004 to April 1, 2014, (ii) added a TIDE (Three-year Independent Director Evaluation) provision, and (iii) decreased the Purchase Price from $150.00 to $55.00 per one one-hundredth of a share of Preferred Stock. The TIDE provision requires the review and evaluation of the Rights Agreement by a committee of independent directors selected by the Board of Directors (the “TIDE Committee”) at least once in every three-year period to determine whether the maintenance of the Rights Agreement continues to be in the interests of the Company, its shareholders and any other relevant constituencies of the Company. Following each such review, the TIDE Committee is to communicate its conclusions to the full Board of Directors, including any recommendation in light of such review as to whether the Rights Agreement should be modified or the Rights should be terminated.  On September 9, 2009, the Company and BONY entered into Amendment No. 7 to the Rights Agreement as further described below. On May 10, 2010, the Company and BONY entered into Amendment No. 8 to the Rights Agreement as further described below.  On July 20, 2011, the Company and BONY entered into Agreement No. 9 to the Rights Agreement as further described below.  The current description and terms of the Rights are set forth in the Rights Agreement, as amended (the “Rights Agreement”).

As of the Record Date, the rights attached to all Common Stock certificates representing shares then outstanding. The Rights also attached to all Common Stock certificates representing shares that became outstanding after the Record Date.

No separate Right certificates will be distributed until the earlier of (i) either the close of business on the tenth business day after (a) a public announcement that, without the prior express written consent of the Company to the actions in question, executed on behalf of the Company, by a duly authorized officer of the Company following the express approval by action of at least a majority of the members of the Board of Directors then in office (the “Prior Written Approval of the Company”), a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, 4.9% or more (15% or more prior to Amendment No. 7) of the outstanding shares of Common Stock of the Company, or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the first to occur of the events in clause (i)(a) or (i)(b) above being called the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day after (or such later date as may be determined by the Board of Directors, but in no event later than the date set forth in clause (i) above) the date of the commencement, or first public announcement, of an intention to make a tender offer or exchange offer (if such intention to commence remains in effect for five business days after such commencement or announcement) without the Prior Written Approval of the Company, for 4.9% or more (15% or more prior to Amendment No. 7) of the outstanding shares of such Common Stock (the earlier of the dates described in clause (i) or (ii) above being called the “Distribution Date”).

Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates for Common Stock (including the Common Stock held in the Company’s treasury on the Record Date) that becomes outstanding after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights may only be transferred with the Company’s Common Stock and the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

The Rights are not exercisable until the Distribution Date. Unless extended by the Board of Directors, the Rights will expire on the earliest of (i) the Close of Business on April 1, 2014 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement; (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement; and (iv) the time immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time occurs (such earliest date being herein referred to as the “Expiration Date”).

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the determination of a record date for the distribution of holders of Preferred Stock, or (iii) upon the determination of a record date for the distribution to holders of Preferred Stock or evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Stock) or of convertible securities, subscription rights or warrants (other than those referred to above).

In the event that, following the Distribution Date: (i) the Company consolidates with or merges into another person, (ii) any person consolidates with or merges into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock of the Company is changed into or exchanged for securities of another person, cash or other property, or (iii) the Company sells or otherwise transfers, in one or more transactions, 50% or more of its assets or earning power, then proper provision shall be made so that each holder of a right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a then current market value of two times the Purchase Price (such right being called the “Merger Right”).

In the event that any person shall become an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) will have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of Common Stock of the Company having a then current market value of two times the Purchase Price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares, and then a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a then market value of two times the Purchase Price of the Right (such right being called the “Subscription Right”).

Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become void insofar as they relate to the Subscription Right or Merger Right and such holder will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Subscription Right or the Merger Right.

With certain exceptions, no adjustments in the Purchase Price or the number of shares covered by each Right will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock or other securities issuable upon exercise of the Rights (other than Preferred Stock) will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise of such Rights.

At any time prior to the date a person becomes an Acquiring Person (or the earlier expiration of the Rights), a majority of the Board of Directors of the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish.

After a person or group has become an Acquiring Person, the Company may exchange all or part of the then outstanding Rights (other than Rights owned by an Acquiring Person that became void with respect to the Merger Right or the Subscription Right) for Common Stock or common stock equivalents at an exchange ratio of one share of Common Stock (or equivalent value of common stock equivalent) per Right. In such event, the Board of Directors may direct the Company to enter into a trust agreement, in which case the Company would issue to the trust all of the Common Stock or common stock equivalents issuable in the exchange, and the trust would thereafter distribute such Common Stock or common stock equivalents to those persons entitled to receive them. The Company may not effect such an exchange, however, at any time after any person (other than the Company and related entities), together with certain related parties, beneficially owns 50% or more of the Common Stock. Upon action by the Company ordering such exchange, the right to exercise the Rights subject to the exchange will terminate and the only right of the holders of such Rights will be to receive shares of Common Stock based on the above exchange ratio.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times any dividend declared on each share of Common Stock, but in no event less than $1.00 per share. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes on all matters submitted to the vote of shareholders of the Company and vote together as one class with the holders of shares of the Company’s Common Stock and the holders of any other capital stock of the Company having general voting rights. In the event of any merger, consolidation, combination or other transaction in which shares of the Company’s Common Stock are exchanged for stock or securities of another person, cash or other property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractional shares. In lieu of fractional shares, other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise of such Rights.

The Company may from time to time supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order (a) to cure any ambiguity, (b) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (c) to shorten or lengthen any time period thereunder (including, without limitation, to extend the Final Expiration Date), (d) to increase or decrease the Purchase Price, or (e) to change or supplement the provisions thereunder in any manner which the Company may deem necessary or desirable which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, however, that from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights; provided further that the Rights Agreement may not be supplemented or amended to lengthen pursuant to clause (c) of this sentence, (A) the time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the Rights; provided further that the Company shall have the right to make any changes unilaterally necessary to facilitate the appointment of a successor rights agent, which such changes shall be set forth in a writing by the Company or by the Company and such successor rights agent. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of Section 27 of the Rights Agreement, the rights agent shall execute such supplement or amendment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, no rights to vote, to receive dividends or distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders.

The distribution of the Rights was not taxable to the Company or its shareholders. The Rights are not dilutive and do not affect reported earnings per share. The Company received no proceeds from the issuance of the Rights as a dividend.

On September 9, 2009, the Company and BONY entered into Amendment No. 7 to the Rights Agreement (“Amendment No. 7”) which is intended to help preserve under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the value of the net operating loss benefits and other deferred tax assets of the Company. The value of tax assets that the Company seeks to protect by this amendment is approximately $147 million, as reflected on the Company’s balance sheet at June 28, 2009.

The Company’s ability to use its net operating losses and other tax benefits would be substantially limited by Section 382 of the Code if an “ownership change” occurred — generally, a greater than 50 percentage point change in ownership of common stock by shareholders owning (or deemed to own under Section 382 of the Code) 5 percent or more of a corporation’s stock over a defined period of time. The Company’s Rights Agreement was amended to reduce the likelihood of an unintended “ownership change” occurring as a result of ordinary buying and selling of the Company’s common stock.

Among other things, Amendment No. 7 to the Rights Agreement reduced the threshold at which a person or group becomes an “Acquiring Person” from 15% to 4.9% and expanded the concept of ownership to include shares indirectly and constructively owned under the tax rules governing ownership changes. Amendment No. 7 provides for the following exceptions to triggering the plan: (i) existing 4.9% owners; (ii) persons or groups that exceed the 4.9% threshold because of a redemption by the Company that causes their percentage to increase; (iii) persons or groups that exceed the 4.9% threshold inadvertently, as long as they promptly divest enough shares to bring them below the threshold; (iv) directors, officers, and employees who exceed the 4.9% threshold by exercise of options or similar interests (including restricted shares, deferred stock units, or restricted stock units); (v) persons or groups that exceed the 4.9% threshold because of a unilateral grant or issuance by the Company; (vi) persons whose stock ownership the Board of Directors of the Company determines would not jeopardize the Company’s tax assets or is otherwise in the best interest of the Company; or (vii) persons who exceed the 4.9% threshold as a result of a transaction determined by the Board of Directors of the Company to be exempt. Certain of these exceptions apply only to the extent the buyer does not acquire an additional 1% of the Company’s stock or does not become a 15% (or greater) owner. The Board of Directors of the Company may reduce the 1% permissive threshold if it determines that the Company’s tax assets would be jeopardized. Such a reduction would be publicly announced and would be effective from and after the date of such announcement.

Amendment No. 7 also provides that, in the event the Company exercises its right to exchange Rights for shares of Common Stock or common stock equivalents, the Board of Directors may direct the Company to enter into a trust agreement, in which case the Company would issue to the trust all of the Common Stock or common stock equivalents issuable in the exchange, and the trust would thereafter distribute such Common Stock or common stock equivalents to those persons entitled to receive them.

Amendment No. 7 contains a procedure for potential buyers of stock of the Company to seek pre-clearance from the Board of Directors of the Company to exceed the 4.9% threshold (or, in the case of existing 4.9% owners, to increase their holdings by 1% or more) without triggering the plan. The determination of whether to grant such pre-clearance would be based on whether the acquisition would jeopardize the Company’s tax assets. Pre-clearance may be granted subject to restrictions or limitations.

Amendment No. 7 deleted the provision that enabled the Company to amend the Rights Agreement to decrease the threshold set forth in Section 1(a) prior to Amendment No. 7 from 15% to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of the Company then known by the Company to be beneficially owned by any Person (other than the Company, any Subsidiary of the Company, or any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company, and any entity holding securities of the Company to the extent organized, appointed or established by the Company or any such Subsidiary for or pursuant to the terms of any such employee benefit plan or compensation arrangement) together with all Affiliates or Associates of such Person and (ii) 10%.

On May 10, 2010, the Company entered into a further amendment to the Rights Agreement (“Amendment No. 8”) with BONY.  Amendment No. 8 reduces the maximum term of Amendment No. 7 to three years from the date of adoption by the Board of Directors.

Under the terms of Amendment No. 7 (prior to Amendment No. 8), such amendment had a maximum term expiring on April 1, 2014.  Under the terms of Amendment No. 8, Amendment No. 7 will expire on the earliest of (i) the date the Rights (as defined in the Rights Agreement) are redeemed, (ii) September 9, 2012, (iii) the repeal of Section 382 of the Code if the Board of Directors determines the Rights Agreement is no longer needed to preserve the deferred tax assets due to the implementation of legislative changes, (iv) the beginning of a taxable year of the Company to which the Board of Directors determines that no tax benefits may be carried forward and in which no net unrealized built-in loss may be recognized, or (v) September 1, 2010 if stockholder approval has not been obtained for Amendment No. 7, as amended by Amendment No. 8, prior to such date.  Notwithstanding the prior sentence, certain terms and provision of Amendment No. 7 that affect the rights, duties, obligations or immunities of the Rights Agent shall remain in full force and effect in the event Amendment No. 7 terminates before the Expiration Date or the Final Expiration Date pursuant to clause (ii), (iii), (iv), or (v) above.

On July 20, 2011, the Company entered into a further amendment to the Rights Agreement (“Amendment No. 9”) with BONY.  Amendment No. 9 provides that none of Randstad North America, L.P., a Delaware limited partnership (“Parent”), Cosmo Delaware Acquisition Corp., a Delaware corporation (“Merger Sub”), any of their Affiliates or Associates or any of their permitted assignees or transferees will be deemed an Acquiring Person, (ii) none of a Distribution Date, a Share Acquisition Date, a Flip-in Event, a Flip-over Event or a Triggering Event will be deemed to occur or to have occurred, and (iii) the Rights will not become separable, distributable, unredeemable, triggered or exercisable, in each such case, by reason or as a result of (w) the approval, execution, delivery or performance of the Agreement and Plan of Merger, dated as of July 20, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub, and the Company, or the Tender Agreements (as defined in the Merger Agreement), (x) the consummation of the Offer or the Merger (each as defined in the Merger Agreement), (y) the consummation of the other transactions contemplated by the Merger Agreement or any Tender Agreement, or (z) the public announcement or other disclosure of any of the foregoing.

Amendment No. 9 further provides that the Rights will expire at the earliest of (i) the Close of Business on April 1, 2014, (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement; (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement; and (iv) the time immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time occurs.

As of the Record Date, the Company had a total of 11,500,000 shares of Common Stock issued, all of which were outstanding. Each outstanding share of Common Stock on the Record Date received one Right. Each share of Common Stock that became outstanding after the Record Date has also received one Right. As of July 19, 2011, the Company had a total of 49,029,674 shares of Common Stock issued and outstanding. As of the Record Date, and as of July 19, 2011, the Company had a total of 2,500,000 shares of Preferred Stock authorized, of which no shares were outstanding.  500,000 shares of Participating Preferred Stock of the Company are reserved for issuance upon exercise of the Rights.

The Rights may have the effect of impeding a change in control of the Company without the prior consent of the Company’s Board of Directors. The Rights will cause substantial dilution to a person that attempts to acquire the Company without conditioning the offer on redemption of the Rights by the Board of Directors of the Company or on the acquisition by such person of a substantial number of Rights. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors since the Rights may be redeemed by the Board as described above, and the Rights Agreement may be amended by the Board as described above.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

4.1

Restated Certificate of Designation, Preferences and Rights of Participating Preferred Stock of the Company as filed with the Secretary of State of the State of Delaware, filed as Exhibit 4.3 to the Company’s Report on Form 8-K filed July 7, 2000, is incorporated herein by reference.

4.2	Certificate of Increase of Shares Designated as Participating Preferred Stock, filed as Exhibit 2.2 to the Company’s Form 8-A/A2, dated November 3, 1997, is incorporated herein by reference.

4.3	Rights Agreement dated as of March 17, 1994 between the Company and Boatmen’s Trust Company, filed as Exhibit 1.1 to the Company’s Form 8-A filed April 11, 1994, is incorporated by reference.

4.4

Amendment No. 1, dated as of June 26, 1996, to the Rights Agreement dated March 17, 1994, between the Company, Boatmen’s Trust Company, and ChaseMellon Shareholder Services, L.L.C., filed as Exhibit 4.1(A) to the Company’s Form 10-Q for the quarter ended September 27, 1996, is incorporated herein by reference.

4.5

Amendment No. 2, dated as of February 25, 1997, to the Rights Agreement dated March 17, 1994, between the Company and ChaseMellon Shareholder Services, L.L.C., filed as Exhibit 4.1(B) to the Company’s Form 10-Q for the quarter ended March 28, 1997, is incorporated herein by reference.

4.6

Amendment No. 3, dated as of January 20, 1998, to the Rights Agreement dated as of March 17, 1994, between the Company and ChaseMellon Shareholder Services, L.L.C., filed as Exhibit 4.10 to the Company’s Form 10-K for the fiscal year ended December 25, 1998, is incorporated herein by reference.

4.7

Amendment No. 4, dated as of November 21, 2000, to the Rights Agreement dated March 17, 1994, between the Company, ChaseMellon Shareholder Services, L.L.C. and The Bank of New York, filed as Exhibit 4.11 to the Company’s Form 10-K for the fiscal year ended December 29, 2000, is incorporated herein by reference.

4.8

Amendment No. 5, dated as of March 23, 2001, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York, filed as Exhibit 4.12 to the Company’s Form 10-Q for the quarter ended March 30, 2001, is incorporated herein by reference.

4.9

Amendment No. 6, dated as of December 1, 2003, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York, filed as Exhibit 4.14 to the Company’s Form 10-K for the fiscal year ended December 26, 2003, is incorporated herein by reference.

4.10

Amendment No. 7, dated as of September 9, 2009, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York Mellon, filed as Exhibit 4.1 to the Company’s Form 8-K dated September 9, 2009, is incorporated herein by reference.

4.11

Amendment No. 8, dated as of May 10, 2010, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York Mellon filed as Exhibit 4.1 to the Company’s Form 8-K dated May 10, 2010, is incorporated herein by reference.

4.12	Amendment No. 9, dated as of July 20, 2011, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York Mellon.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SFN Group, Inc.
(Registrant)

Date: July 21, 2011	By:	/s/ Mark W. Smith
Mark W. Smith
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.12	Amendment No. 9, dated as of July 20, 2011, to the Rights Agreement dated March 17, 1994, by and between the Company and The Bank of New York Mellon.